Exhibit 1.01

CyberOptics Corporation

Conflict Minerals Report

For the reporting period from January 1, 2018 to December 31, 2018

This Conflict Minerals Report (the “Report”) of CyberOptics Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2018 to December 31, 2018.

The rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality of those products.

If a registrant can establish that the Conflict Minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, or if it has no reason to believe that its Conflict Minerals may have originated in the Covered Countries, or if based on its reasonable country of origin inquiry the registrant reasonably believes that its Conflict Minerals did come from recycled or scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed. However, if a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

Pursuant to SEC guidance, this Report is not audited and is not required to be audited as none of the Company’s products have been found to be “DRC conflict free”.

Description of The Company’s Products Covered by this Report

We develop, manufacture and sell intelligent, non-contact sensors and systems for process control, inspection and metrology. Our product offerings are sold to OEMs, system integrators and end-user customers in the Surface Mount Technology (SMT) circuit board assembly, semiconductor and general industrial metrology markets. Our OEMs and system integrators incorporate our sensor offerings into capital equipment serving these industries. We also sell sensors and stand-alone inspection systems directly to end-users.

Our products are used in the SMT, semiconductor and metrology markets to significantly improve our customers’ manufacturing yields and productivity, and to assist our customers in meeting their rigorous demands for manufacturing quality. Our products use a variety of proprietary technologies such as lasers, optics and machine vision, combined with software, electronics and mechanical design. Our products help manufacturers solve their most complex manufacturing challenges by providing them with key information relating to their manufacturing processes, which allows them to improve production volumes, yields and product quality.

Ten main product types are covered by this Report.

a)       3D MRS Sensors

These are Multi-Reflection Suppression (MRS) sensors, which are used in our proprietary inspection system and metrology products serving the SMT, semiconductor and metrology markets. We also sell our 3D MRS sensors to OEM customers and system integrators serving the SMT and semiconductor markets.

b)       Strobe Inspection Modules (SIM)

These are 2D sensors based on our strobe inspection module (SIM) technology and proprietary Autonomous Image Interpretation (Ai2) software for use in automated optical inspection.

c)       SMT Electronic Assembly Alignment Sensors

These are SMT electronic assembly alignment sensors that are customized and incorporated into the equipment manufactured by our customers for use in SMT circuit board assembly.

d)       LaserAlign® Sensors

These are sensors that are primarily sold for incorporation into pick-and-place machines manufactured and sold by a number of different OEM customers for use in SMT production lines.

e)       InPrinter Inspection Camera

This is a camera that is mounted directly in an OEM customer’s screen printer and that is used to identify fiducial markings on a circuit board to ensure accurate board registration prior to placement of solder paste, as well as to provide an upgraded capability for 2D solder paste and stencil inspection.

f)       3D Solder Paste Inspection (SPI) Sensors

These are custom designed 3D SPI sensors for use in our own family of Solder Paste Inspection (SPI) systems and in SPI platforms for an OEM customer.

g)       Automated Optical Inspection (AOI) Products

These are products typically used by customers to inspect circuit boards after component placement to determine whether all components have been placed correctly, and to measure the quality of solder joints after reflow. These products can also be used for various semiconductor related inspection and metrology applications, including advanced packaging, and for certain general purpose industrial metrology applications.

h)       Solder Paste Inspection (SPI) Products

These are in-line 3D solder paste measurement machines that are used to measure in 3D the amount of solder paste applied to a circuit board after the first step of the SMT circuit board assembly process, and to measure in 3D the height, area and volume of solder paste placed on an entire circuit board at production line speeds.

i)       General Industrial Metrology Products

These are products used by manufacturers in a variety of industries, including the SMT, semiconductor and consumer electronic industries, as in-line or off-line metrology tools to capture surface data to help solve their most complex manufacturing and product quality challenges.

j)       Semiconductor Products

These products include the WaferSense® and ReticleSense® family of products and are a series of wireless sensors that provide measurements of critical factors in the semiconductor fabrication process.

Reasonable Country of Origin Inquiry

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This was done using a survey of our suppliers. This good faith inquiry was designed to determine, to the extent reasonably possible, whether any Conflict Minerals in our products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Based on the good faith inquiry, the Company was unable to determine that all of the Conflict Minerals did not originate in the Covered Countries or did not come from recycled or scrap sources.

Due Diligence

1.1       Due Diligence Design

We exercised due diligence on the source and chain of custody of Conflict Minerals in our products. Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and the related Supplements for Tin, Tantalum, Tungsten and Gold.

1.2       Supply Chain

We do not purchase Conflict Minerals directly from mines, smelters or refiners and do not have any direct relationship with them. Our supply chain with respect to our products is complex and there are many parties in the supply chain between the manufacture of our products and the original source of Conflict Minerals.

1.3       Controls Systems

We have established a Conflict Minerals Steering Committee, which consists of the Chief Financial Officer / Chief Operating Officer, the Vice President of Worldwide Operations, the Corporate Counsel, the Buyer/Logistics Associate and a designated Conflict Minerals Administrator. The team is responsible for implementing our Conflict Minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis. Other controls include, but are not limited to, our Conflict Minerals Policy, which is available at http://www.cyberoptics.com/pdf/Support/8026651_Conflict_Minerals_Policy.pdf. The Conflict Minerals Policy is part of our supplier terms in our standard terms and conditions of purchase.

1.4       Supplier Information

We have identified 46 top tier suppliers of products that likely contain Conflict Minerals.

Supplier Survey

We conducted a survey of those suppliers described above using the Electronics Industry Citizenship Coalition (EICC) Conflict Minerals Reporting Template (CMRT), as this template has become the standard in the industry and assists suppliers in providing their information to us.

Survey Responses

We received responses from 43 of the 46 identified top tier suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template.

Of the 43 suppliers that did respond to our survey, all included a CMRT. Of these 43 supplier provided CMRT’s, 37 included a completed smelter list. We used these 37 supplier provided CMRT’s to create our own, consolidated CMRT, which is posted on our corporate website at http://cyberoptics.com/company/ under the tab titled, “Policies and Procedures” and then the tab, “Most Current Conflict Minerals Reporting Template” (“CyberOptics Consolidated CMRT”).

Of the 37 suppliers that did complete a CMRT that did identify smelters and refiners, 13 were able to specify all the smelters or refiners used in components or products supplied to their customers. Some of these suppliers identified only one smelter or refiner for Tin and/or Gold. As such, we know these identified smelters or refiners, which are listed below, must have processed the Conflict Minerals used in the components or products supplied to us. We checked each of these smelters against the Responsible Minerals Initiative (RMI) list of smelters that are conformant with the RMI’s Responsible Minerals Assurance Process (RMAP) and their certification status is listed below.

Mineral	Smelter Name	Smelter Location	Smelter ID	Status According to RMI Conformant Smelters List
Gold	Royal Canadian Mint	CANADA	CID001534	Compliant
Gold	Zhongjin Gold Corporation Limited	CHINA	CID002224	Compliant
TIN	Yunnan Tim Company Limited	CHINA	CID002180	Non-Compliant
TIN	Malaysia Smelting Corporation	MALAYSIA	CID001105	Non-Compliant

In all, the CyberOptics Consolidated CMRT included 246 smelter name entries. Of these 246 smelters, none of the smelters indicated that the location of the mines for the ore processed by the smelter was or may be in one or more of the covered counties.

Lastly, not all of the smelters and refiners included in the CyberOptics Consolidated CMRT are believed by us to have processed the necessary Conflict Minerals contained in the products that we manufacture, since the large majority of our suppliers who reported such information via a completed CMRT reported Conflict Minerals contained in all of their products at a “company level”, not just those in the products they sold to us.  Some suppliers may have reported smelters and refiners that were not in their supply chain due to over-inclusiveness in the information received from their suppliers.  In addition, the smelters and refiners reflected in our CyberOptics Consolidated CMRT may not be all of the smelters and refiners in our supply chain since some suppliers did not identify any smelters or refiners in their CMRT and some suppliers did not respond to our survey.

The majority our suppliers were not able to specify the smelters or refiners used for components or products supplied to us. We are therefore able to determine or to identify some of the smelters or refiners in our supply chain, but not all.

Countries of Origin

As noted above, many of the declarations from suppliers are company-wide and not product specific. We believe these declarations may include smelters or refiners, and countries of origin for their Conflict Minerals that do not provide the materials that are used in our products. Due to the many company-wide declarations and the multiple levels of suppliers in our supply chain, except in the limited circumstances noted above, we are unable to determine with certainty at this time which smelters or refiners or which countries of origin (to the extent provided) listed in the declarations actually provide the specific Conflict Minerals used in our products. Based on the information provided by our suppliers, the countries of origin for the Conflict Minerals for the smelters and refiners listed in this report are set forth in the Appendix I to this Report.

1.5       Risk Mitigation & Future Due Diligence Measures

In response to this risk assessment, we have approved a risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD guidance.

•	Continue to check smelters against known lists for conflict free smelters.

Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not its products contain conflict minerals: (1) from recycled or scrap sources as defined in the Conflict Minerals Rule, (2) that did not originate in the Covered Countries, or (3) that did not directly or indirectly finance or benefit armed groups, as defined in the Conflict Minerals Rule, in the Covered Countries.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; or lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities).  In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our most recently submitted Annual and Quarterly Reports on Form 10-K and Form 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

APPENDIX I

AUSTRIA	PERU
BELGIUM	PHILIPPINES
BOLIVIA	POLAND
BRAZIL	RUSSIAN FEDERATION
CANADA	SAUDI ARABIA
CHINA	SINGAPORE
ESTONIA	SOUTH AFRICA
GERMANY	SPAIN
INDONESIA	SWEDEN
ITALY	SWITZERLAND
JAPAN	TAIWAN
KAZAKHSTAN	THAILAND
KOREA, REPUBLIC OF	TURKEY
MALAYSIA	UNITED STATES OF AMERICA
MEXICO	UZBEKISTAN
NETHERLANDS